December 4, 2024

CONFIDENTIAL SUBMISSION VIA EDGAR

Sonia Bednarowski
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Exodus Movement, Inc.
Amendment No. 6 to Registration Statement on Form 10-12G
Filed November 27, 2024
File No. 000-56643

Dear Ms. Bednarowski:

Set forth below is the response of Exodus Movement, Inc. (the “Company”), in response to the comment of the staff of the Securities and Exchange Commission (the “Commission”) Division of Corporation Finance (the “Staff”) contained in your letter, dated December 4, 2024, regarding the above-referenced Amendment No. 6 to the Registration Statement on Form 10-12G. The Staff’s comment is set forth below in bold type, followed by the Company’s response.

Amendment No. 6 to Registration Statement on Form 10-12G

General

1.	Please confirm your understanding in writing that:

•
our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your disclosure or responses, or, with respect to your business operations, any conclusions you have made, positions you have taken, or practices you have engaged in or may engage in.

•	completing our review of the filing does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the company, or the company’s practices.

The Company hereby confirms its understanding that:

•
The Staff’s decision not to issue additional comments should not be interpreted to mean that the Staff either agrees or disagrees with the Company’s disclosure or responses, or, with respect to the Company’s business operations, any conclusions the Company has made, positions the Company has taken, or practices the Company has engaged in or may engage in.

•	The Staff’s completing its review of the filing does not foreclose the Commission from taking any action or advancing any position with respect to the filing, the Company, or the Company’s practices.

***

If you have any questions regarding the response set forth above, please do not hesitate to call Sonia G. Barros at (202) 736-8387 or Thomas J. Kim at (202) 887-3550.

Sincerely,

/s/ James Gernetzke

James Gernetzke
Chief Financial Officer

cc:	Jon Paul Richardson, Exodus Movement, Inc.
Thomas J. Kim, Gibson, Dunn & Crutcher LLP
Sonia G. Barros, Sidley Austin LLP